GLOBAL RESOURCE CORPORATION
1000 Atrium Way, Suite 100
Mount Laurel, New Jersey 08054

May 20, 2010

Dennis C. Hult
Staff Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Global Resource Corporation (the “Company”)
Form 8-K dated May 12, 2010
Filed May 14, 2010
File No. 000-50944

Dear Mr. Hult:

This letter is in response to the comments contained in the Staff’s letter to Global Resource Corporation (the “Company”), concerning the Company’s Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on May 14, 2010  (the “Form 8-K”), and dated May 17, 2010 (the “Comment Letter”).

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter.

On behalf of the Company, the following are our responses to the Staff’s comments:

1.
Please amend your Item 4.01 Form 8-K and revise your statement as to whether or not there were any disagreements with Rothstein Kass & Company, P.C. (“RK”) from the date of engagement through to the interim date of dismissal. Excluding certain periods from this assertion does not conform to the requirements of Item 304(a)(1)(iv) of Regulation S-K. We recognize from paragraph three of your item 4.01 8-K that RK did not audit or review the financial statements for fiscal year ended December 31, 2009 and the quarterly period ended March 31, 2010. Never the less, you cannot exclude those periods from your disclosure when discussing whether or not there were any disagreements. If there were disagreements during the aforementioned periods, please disclose.

RESPONSE:

In response to the Staff’s comments the Company has filed with the Commission, concurrent with the submission of this letter, an amendment to the Form 8-K (the “Form 8-K Amendment”) to revise its disclosure so that it now provides that from the date of engagement of RK through the interim date of RK’s dismissal, without excluding any period included therein, there have been no disagreements with RK on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s) if not resolved to the satisfaction of RK, would have caused RK to make reference to the subject matter of the disagreement(s) in connection with its report.

2.
To this regard, revise your assertion as to whether or not there were reportable events of the type required to be disclosed by Item 304(a)(1)(v) of Regulation S-K during the period of engagement through to the interim period of dismissal. Similar to that mentioned above, excluding certain periods from your disclosure does not conform to Item 304 of Regulation S-K.

RESPONSE:

In response to the Staff’s comments the Company in the Form 8-K Amendment has similarly revised its disclosure in the Form 8-K so that it now provides that from the date of engagement of RK through the interim date of RK’s dismissal, without excluding any period included therein, there have been no reportable events of the type required to be disclosed by Item 304(a)(1)(v) of Regulation S-K, except that RK advised the Company of material weaknesses in the Company’s internal control over financial reporting as of December 31, 2008.

3.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

RESPONSE:

The Company has filed an updated Exhibit 16 letter from RK with the Form 8-K Amendment.

The Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments in filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or questions for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. or Scott M. Miller, Esq. of Feldman LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely,

Global Resource Corporation

By:	/s/ Ken Kinsella
Ken Kinsella
Chief Executive Officer

cc:	Mr. Jeffrey Jaramillo
Mr. Martin James